July 22, 2016

VIA EDGAR

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington D.C. 20549

Mail Stop 4628

Phone: (202) 551-3642

Re:	Vertex Energy, Inc.
Post-Effective Amendment to Registration Statement on Form S-1
Filed June 17, 2016
File No. 333-205871

Dear Ms. Nguyen:

On behalf of Vertex Energy, Inc., a Nevada corporation (the “Company”), we would like to thank you for your prompt review of the Company’s Post-Effective Amendment (Amendment No. 1) to Form S-1 Registration Statement (File No. 333-205871) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2016. We are responding to comments on the Registration Statement provided by the staff (the “Staff”) of the Commission by letter dated July 14, 2016. In connection with these responses and certain verbal comments provided by the Staff, the Company is filing an Amendment No. 2 to the Post-Effective Amendment to Registration Statement on Form S-1 (“Amendment No. 2”) via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold type.

Mrs. Loan Lauren P. Nguyen

July 22, 2016

General

1.

Please revise this post-effective amendment, as necessary, to reflect corresponding revisions made in response to our comments on your pending registration statements (File No. 333-207156 and File No. 333-211955).

RESPONSE:

The Company has revised the Registration Statement to reflect corresponding revisions made in response to your comments on pending registration statements (File No. 333-207156 and File No. 333-211955).

2.

Your explanatory note indicates that the post-effective amendment is being filed, in part, “to remove from registration certain shares of common stock issuable upon conversion of shares of Series B Preferred Stock which have subsequently been converted to Series B1 Preferred Stock” and to “remove from the Registration Statement shares of common stock (i) issuable in lieu of dividends payable in cash on Series B Preferred Stock; or (ii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in lieu of dividends payable in cash on outstanding Series B Preferred Stock, which are instead being registered on a separate registration statement.” For each change, please explain why you are removing the securities and disclose the number of shares that are being removed. Please also revise to add further detail regarding the conversion of Series B Preferred Stock to Series B1 Preferred Stock.

RESPONSE:

The Company has updated the explanatory note with the information and disclosures requested.

Very truly yours,

/s/ John S. Gillies
John S. Gillies Senior Associate